NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Bank of America Corp.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 12, 2023 Email sent by Eri Yamaguchi, Senior Corporate Governance Officer—Head of Environment for the New York State Common Retirement Fund

VOTE FOR

SHAREHOLDER PROPOSALS ON FOSSIL FUEL PHASE-OUT POLICY

FILED AT

BANK OF AMERICA, JP MORGAN CHASE, WELLS FARGO, MORGAN STANLEY, CITIGROUP, and GOLDMAN SACHS

The New York State Common Retirement Fund urges shareholders to VOTE FOR proposals filed at Bank of America Corp., JP Morgan Chase & Co., Wells Fargo & Co., Morgan Stanley, Citigroup, Inc., and Goldman Sachs calling for these financial institutions to adopt a policy for a time-bound phase-out of these institutions’ lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

All of these financial institutions have made net-zero commitments and have joined the Net-Zero Banking Alliance (NZBA)and can make progress on these commitments by adopting policies to phase out these institutions’ lending and underwriting for new fossil fuel exploration and development.

Failure to achieve net-zero greenhouse gas emissions by 2050 at the latest and limit global warming to 1.5-degrees Celsius poses enormous risks to the global economy, with estimates of global losses from climate change of 10% of total economic value by mid-century. Financial institutions that continue to finance fossil fuel development are exposing themselves and their investors to material risks associated with the systemic impact of climate change and the transition to a low carbon economy. For example, the Intergovernmental Panel on Climate Change and the International Energy Agency have both predicted that net-zero alignment requires no new fossil fuel supply as of 2021.1

In order to mitigate the risks posed by climate change and to ensure that financial institutions are doing business in a manner consistent with their goal of achieving net-zero by 2050, we urge you to SUPPORT THESE SHAREHOLDER PROPOSALS CALLING FOR A TIME-BOUND PHASE-OUT POLICY OF LENDING AND UNDERWRITING FOR NEW FOSSIL FUEL EXPLORATION AND DEVELOPMENT.

For questions, please contact Eri Yamaguchi, Senior Corporate Governance Officer - Head of Environment, New York State Common Retirement Fund, eyamaguchi@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

1 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p. 15
https://www.iea.org/reports/net-zero-by-2050, p. 20